NEWS RELEASE         May 9, 2006

CANETIC RESOURCES TRUST ANNOUNCES FIRST QUARTER 2006 FINANCIAL RESULTS

CALGARY, ALBERTA (CNE.UN- TSX; CNE – NYSE) Canetic Resources Trust (“Canetic” or the “Trust” or “We”) is pleased to announce its financial and operating results for the three months ending March 31, 2006.

Highlights of the first quarter include:

•

On January 5, 2006, Canetic was formed on the completion of the merger of Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”).  Canetic is now one of the largest conventional oil and gas trusts in Canada with an enterprise value of more than $5 billion.

•

The Acclaim and StarPoint properties, information systems and staff were integrated as planned on the completion of the merger.

•

On February 15, 2006, Canetic listed on the New York Stock Exchange and commenced trading under the symbol CNE.

•

Production for the quarter averaged 72,737 boe/d, excluding StarPoint volumes for the first four days of January prior to the date of the merger.  Including StarPoint volumes for the first four days of January, combined production for Canetic from January 1, 2006, to March 31, 2006 averaged 74,250 boe/d.

•

Cash flow for the first quarter increased 141 percent to $194.7 million as compared to $80.8 million for the same period in 2005.

•

Monthly distributions increased to $0.23 per unit resulting in a payout ratio of 68 percent during the quarter.  This represents an increase in monthly distributions of 18 percent to former Acclaim unitholders and 5 percent to former StarPoint unitholders.  This also represents 42 consecutive months of sustained or increased distributions for former Acclaim unitholders and 15 consecutive months for former StarPoint unitholders.

•

During the quarter, Canetic was active in the exploitation of the combined assets, incurring $67.0 million in development expenditures while participating in the drilling of 103 gross wells with a 98 percent success rate.  The program resulted in 62 gross (29.5 net) gas wells, 37 gross (22.2 net) oil wells, 2 gross (0.2 net) service wells and 2 gross (1.5 net) dry and abandoned wells.

The merger of Acclaim and StarPoint has been accounted for as a purchase by Acclaim and accordingly, the comparative figures are that of Acclaim for the same period of 2005.  Additionally, as the merger occurred January 5, 2006, all financial and operating results of the StarPoint properties have been excluded for the first four days of the quarter.

All unitholders are welcome to attend the Annual Meeting on May 9, 2006 in the Main Ballroom at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta at 3:00 p.m. Calgary time or participate via the webcast on Canetic’s website at www.canetictrust.com.

FINANCIAL AND OPERATING SUMMARY

Financial
($millions except per share amounts)	Three Months Ended March 31
	2006*	2005	%

Gross revenue	350.3	171.2	105%
Cash flow from operations	194.7	80.8	141%
Per unit - basic**	0.97	0.92	5%
Per unit - diluted**	0.96	0.91	5%
Net earnings (loss)	59.2	(16.8)	-
Per unit - basic**	0.29	(0.19)	-
Per unit - diluted**	0.29	(0.19)	-
Distributions	132.9	50.7	162%
Per unit**	0.6900	0.4875	42%

Capital expenditures
Development expenditures	67.0	26.1	157%
Net capital expenditures	2,582.6	24.9	10272%
Total assets	4,937.4	1,536.1	221%
Long-term debt	838.1	334.8	150%
Net debt (excluding financial derivatives)	828.0	292.1	-
Unitholders' equity	3,282.2	734.3	347%
Weighted average trust units outstanding (000s) **	200,705	87,392	130%
Trust units outstanding at period end (000s) **	201,182	86,313	133%

Operating

Production
Natural gas (mmcf/d)	176.1	104.1	69%
Crude oil (bbl/d)	37,625	19,043	98%
Natural gas liquids (bbl/d)	5,763	5,698	1%
Barrel of oil equivalent (boe/d) @ 6:1	72,737	42,089	73%

Average prices
Natural gas ($/mcf)	8.94	7.02	27%
Natural gas ($/mcf) (net of financial instruments)	9.13	7.06	29%
Crude oil ($/bbl)	54.33	51.09	6%
Crude oil ($/bbl) (net of financial instruments)	51.08	44.38	15%
Natural gas liquids ($/bbl)	46.86	34.93	34%

Drilling activity (gross)
Gas wells	62	16	-
Oil wells	37	4	-
Standing/service	2	-	-
Dry and abandoned	2	-	-
Total gross wells	103	20	-
Total net wells	53.4	5.6	-
Success rate (%)	98%	100%	-

* Includes the financial and operating results of StarPoint from the date of the merger, January 5, 2006.
** All units of Acclaim up to the merger on January 5, 2006 have been restated using the exchange ratio of 0.8333 of a Canetic unit for each Acclaim unit.

PRESIDENT’S MESSAGE

The first quarter of 2006 saw the formation of Canetic, a new benchmark energy trust, from the merger of Acclaim and StarPoint on January 5, 2006.  The combined entity is now the third largest conventional oil and gas trust in Canada with an enterprise value of more than $5 billion.  We believe the merger was strategic and that it provides unitholders with a high quality asset base, a reserve base of 238 million boe on a proved plus probable basis; a Reserve Life Index of approximately nine years; a diversified production base weighted 60 percent towards primarily light oil and 40 percent to natural gas; a high quality, low risk development drilling inventory; and a strong balance sheet.

One of our objectives in completing the merger was to be aggressive with the integration of the two organizations and “hit the ground running” on January 5, 2006.  We are pleased to report that the targets were met and the information systems, data and staff were integrated at close, including the addition of over 40 new employees.  The management and employees of both Acclaim and StarPoint worked diligently through the challenges presented by such a large undertaking with great success.  As a measure of that success, Canetic had a very active exploitation and optimization program in the first quarter of 2006.  Canetic’s operated program resulted in the drilling of 31 gross (27.2 net) wells while also participating in 72 gross (26.2 net) wells operated by our partners with a 98 percent success rate.  In addition, we also completed 230 optimization and facility projects during the quarter which continued to add production at very efficient rates.

On February 15, 2006, Canetic began trading under the symbol CNE on the New York Stock Exchange.

We believe Canetic is now well positioned to create long term value for its unitholders through a quality asset base, a strong balance sheet and quality people.  Additionally, the combined Trust has a greater weighting in the TSE indexes, and through the NYSE listing, should have greater access to capital.  We believe this positions the Trust to be more competitive in pursuing and executing strategic acquisitions and in diversifying our asset base through investment in long term, more capital intensive projects.

FINANCIAL RESULTS

The merger of Acclaim and StarPoint has been accounted for as a purchase of StarPoint by Acclaim.  Accordingly, the financial and operating results of StarPoint have been included from the date of acquisition, January 5, 2006.  The comparative results for 2005 are those of Acclaim only.  All disclosures of units and per unit amounts of Acclaim up to the merger on January 5, 2006 have been restated using the exchange ratio of 0.8333 of a Canetic unit for each Acclaim unit.

For the three months ended March 31, 2006, Canetic revenue and cash flow more than doubled and production levels were up 73 percent compared to the same period in 2005 due to the merger of Acclaim and StarPoint and continued strong commodity prices.

Canetic’s gross revenue for the first quarter of 2006 totaled $350.3 million, up 105 percent from $171.2 million reported by Acclaim in the first quarter of 2005 and up 50 percent from $234.1 million in the last quarter of 2005.

Cash flow from operations increased to $194.7 million or $0.97 per basic unit, an increase of 141 percent from $80.8 million or $0.92 per basic unit, for the same period in 2005.  This also represents an 83 percent increase from Acclaim’s cash flow of $106.5 million reported in the fourth quarter of 2005.  Our 2006 cash flow includes a realized financial derivative loss of $8.0 million compared to a loss of $11.1 million for the same period in 2005.  The increase in cash flow is due to higher production levels associated with the StarPoint merger and higher commodity prices.

Net earnings for the three months ended March 31, 2006 totaled $59.2 million or $0.29 per basic unit compared to a loss of $16.8 million or $0.19 per basic unit for the same period in 2005.

The price of West Texas Intermediate (WTI) crude averaged US$63.53 per barrel during the first quarter of 2006, up 27 percent from the average price of US$49.90 per barrel for the same period in 2005.  The Trust received an average crude oil price, before adjustments for financial instruments, of $54.33 per barrel as compared to $51.09 per barrel for the comparable period in 2005.

The Trust’s corporate average price for natural gas before adjustments for financial instruments was $8.94 per thousand cubic feet as compared to $7.02 per thousand cubic feet for the same period in 2005.

Capital spending on development activities for the three months ended March 31, 2006 totaled $67.0 million, 156 percent greater than the $26.1 million incurred in the same period in 2005.  Additionally, the consideration for the acquisition of StarPoint was $2,511.7 million, resulting in net capital expenditures of $2,582.6 million in the first quarter of 2006.

REVIEW OF OPERATIONS

Canetic’s first quarter of operations was highlighted by a significant increase in drilling activity and an expanded optimization program relative to the same period in 2005.  In total, 103 gross (53.4 net) wells were drilled during the first three months of 2006, with activity primarily focused in the Williston Basin and Rocky areas as well our coalbed methane (“CBM”) plays.  Drilling resulted in 62 gross (29.5 net) gas wells, 37 gross (22.2 net) oil wells, 2 gross (0.2 net) service wells and 2 gross (1.5 net) dry and abandoned wells with a 98 percent success rate. Optimization continued to play a key role in the Trust’s ongoing development program.  Canetic executed on over 230 optimization and facility events during the quarter.

Canetic invested a total of $67.0 million of capital during the first quarter including $39.2 million for drilling, $15.2 million for optimization, $8.7 million for workovers and recompletions, $1.1 million for geological expenditures and $2.7 million on land acquisitions.

Production for the quarter averaged 72,737 boe/d, excluding StarPoint volumes for the first four days of January prior to the close of the merger.  If StarPoint volumes had been included from January 1, 2006, production for Canetic from January 1, 2006, to March 31, 2006 would have averaged 74,250 boe/d.

Operating costs remained on budget, averaging $8.49 per boe during the quarter.  As increased levels of activity across the sector continue to put upward pressure on costs Canetic will continue to pursue cost saving initiatives.

The first quarter of 2006 was highlighted by aggressive exploitation activity in the following areas:

•

In the Williston Basin, which includes southeast Saskatchewan, southwest Manitoba and North Dakota, Canetic participated in the drilling of 28 gross (17.5 net) oil wells with a 100 percent success rate.   All 28 wells were tied in and on production prior to the quarter end.  Multi-well programs have been identified in the southeast Saskatchewan area for second and third quarter of 2006.

•

Canetic was also active in our CBM plays during the first quarter of 2006.  During the quarter, Canetic drilled 11 gross (3.6 net) gas wells in the Horseshoe Canyon play in central Alberta.  Another 10 gross (6.2 net) gas wells were drilled in the Powder River Basin coals in Wyoming.  The maturity of this basin enables the production of sales volumes within six months of initiating the dewatering process. A further 3 gross (1.4 net) gas wells were drilled in the Upper Mannville coals at the Doris and Corbett properties in south central Alberta.  Continued industry activity and the incorporation of horizontal drilling technology in the Upper Mannville coal play has significantly reduced dewatering times.  As a result, wells drilled during the first quarter of 2006 are expected to be producing sales volumes within three to five months. Each of these three areas will see increased activity throughout the remainder of 2006 with up to 70 new CBM wells planned.

•

In the Rocky area, a total of 15 gross (8.2 net) wells were drilled during the first quarter.  The activity was primarily in Willesden Green where 14 gross (7.2 net) gas wells targeted the Edmonton Sands, Belly River Sands and Rock Creek formations with a 100 percent success rate.  Up to 25 wells remain to be drilled through the remainder of 2006, with 22 of those targeting gas.

•

In the Peace River Arch area, Canetic drilled 9 gross (3.4 net) wells resulting in 5 gross (3.4 net) gas wells and 4 gross (0.5 net) oil wells with a 100 percent success rate.  Gas drilling was focused on the Pouce Coupe assets targeting the Halfway, Montney and Doig formations. Canetic expects to have four gas wells on-stream prior to the end of the second quarter. The Trust is proceeding with the construction of a compressor facility at Pouce Coupe which is expected to be in place early in the third quarter resulting in additional incremental production. Additionally, Canetic participated in the shooting of a 24 km2 3D program in the Pouce Coupe area and will be using the results to aggressively pursue the Halfway, Montney and Doig formations during the remainder of 2006.  During the first quarter Canetic drilled its first joint venture Cadomin well at Blackhawk, located in northeastern British Columbia.  Canetic is a 20 percent participant with a 50 percent interest at the equip and tie-in stage.  This drill followed a 76 km2 3D seismic program that was shot earlier in the quarter.  Canetic is expecting to participate in at least two other similar wells before the end of the second quarter.

•

Additional drilling was completed in other areas including Drayton Valley, Southern Alberta and Central Alberta.

In our fourth quarter press release we noted that our targeted production could be impacted by the decline of Leduc D3a production at Acheson, tie in delays and capacity constraints at Pouce Coupe and Willesden Green.  Although production from the D3a pool at Acheson has significantly outperformed our expectations since we acquired this property as part of the Chevron/Texaco acquisition in June 2004, we experienced a greater decline than anticipated in the first quarter of 2006.  Accordingly, we now expect that annual production for 2006 will average between 72,000 and 74,000 boe/d.

It is important to note that our 2006 drilling and optimization programs remain on track and continue to add production and reserves as planned.

CASH DISTRIBUTIONS & TAXABILITY

Canetic paid distributions of $132.9 million during the quarter or $0.69 per Trust unit.  This represents a payout ratio of 68 percent.  The first distribution of $0.23 per unit per month for Canetic was paid February 15, 2006 to unitholders of record on January 31, 2006.

Based on our current business and financial model, Canetic continues to estimate that for 2006 income tax purposes, our distributions will be comprised of 5 to 15 percent return of capital and 85 to 95 percent income for Canadian investors. For US investors, we estimate that our distributions for 2006 will be zero to 10 percent return of capital and 90 to 100 percent qualifying dividend income as computed under US income tax law. This tax estimate is based on information available to Management as of May 9, 2006, and is subject to change based on a variety of circumstances including, but not limited to, commodity prices, acquisitions and tax and royalty rates. Actual taxable and return of capital amounts will be provided in early 2007.

COMMODITY PRICE RISK MANAGEMENT

The price of West Texas Intermediate (WTI) crude averaged US$63.53 per barrel during the first quarter of 2006, up 27 percent from the average price of US$49.90 per barrel for the same period in 2005. Canetic’s average crude oil price, before adjustments for financial instruments, was $54.33 per barrel compared to $51.09 per barrel for the comparable period in 2005.

Although the price of WTI has increased substantially over the past year, the price received by Canadian producers has not increased by the same proportional amount. We believe that this is due to the seemingly contradictory events of physical crude oil inventories being at historically high levels at a time when political tensions and other factors cast concerns over global crude oil supplies. We believe that concerns about Iran’s plutonium enrichment program, rebel conflicts in Nigeria and ongoing supply disruptions from Iraq coupled with continued high demand growth from China and the Far East have pushed the benchmark WTI futures contract on the New York Mercantile Exchange (NYMEX) to record closing levels. We are of the view that these concerns have created a risk premium for financially traded barrels on the NYMEX that is not entirely captured by producers, resulting in a widening gap between the NYMEX price and the producer’s actual sales price.

The most commonly quoted benchmark price for Canadian natural gas is the AECO Daily Index which averaged $7.52 per thousand cubic feet during the first quarter of 2006, up 9 percent from the average price of $6.90 per thousand cubic feet for the same period in 2005. Canetic’s corporate average price, before adjustments for financial instruments, was $8.94 per thousand cubic feet versus $7.02 per thousand cubic feet for the same period in 2005. In an effort to mitigate price volatility, Canetic splits its natural gas sales evenly between daily and monthly pricing indexes. This strategy benefited Canetic in the first quarter as the AECO Monthly Index price averaged $9.30 per thousand cubic feet, significantly higher than the benchmark AECO Daily Index price for the same period.

The winter of 2005-2006 was one of the warmest on record and has been much publicized as the primary cause for the sharp decline in natural gas prices in the first quarter of 2006. This is North America’s second unusually warm winter in succession and natural gas inventories are at their highest end-of-winter level ever. We believe that concerns of possibly over-filling storage during the summer injection season has caused natural gas prices to weaken on both the spot and futures market. In addition to the warm winter, it is believed that there has been some discretionary loss of industrial demand for natural gas in the second half of last year due to the high prices at that time and some temporary demand loss due to hurricanes Katrina and Rita. Canetic believes that current inventory levels are the result of short-term factors and that natural gas is still a scarce resource in North America with significant potential for price increases.

OUTLOOK

One of our objectives on the completion of the Acclaim/StarPoint merger was to “hit the ground running”.  We are pleased with our progress which can be measured somewhat by our results for the first quarter of 2006 as well as by the level of exploitation activity reported.  On an operated basis, we drilled 31 gross wells while participating in 72 gross wells operated by our partners.

For the balance of 2006, we will continue to actively exploit our asset base, particularly in the second half of 2006.  We are encouraged by the results of our first quarter program and as a result, our capital budget will remain at approximately $320 million.  This level of capital expenditure will allow us to participate in the drilling of approximately 270 gross wells.

We have reduced slightly our production forecast range from 73,500 – 75,500 boe/d to 72,000 – 74,000 boe/d to reflect the one time impact at Acheson.  Our capital programs continue to deliver production and reserves at very efficient rates.

We remain excited about the future prospects of Canetic.  We truly believe that we have created an entity that is well positioned for the long term, with significant asset depth and diversity, great opportunities and quality people.  We also continue to look for both asset and corporate acquisition opportunities which complement our current asset base as well as maintaining a leadership role in the consolidation of oil and gas trusts.

Canetic’s complete Financial Statements and Notes and Management Discussion and Analysis are available on Canetic’s website at www.canetictrust.com or on SEDAR at www.sedar.com or on EDGAR at www.edgar.com.

ADVISORY:

FORWARD LOOKING STATEMENTS:  Certain information regarding Canetic Resources Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, inability to access sufficient capital from internal and external sources, changes in legislation, including but not limited to income tax and environmental laws and regulatory matters; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive.

Additional information on these and other factors that could affect Canetic’s operations or financial results are included in Canetic’s reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the EDGAR website (www.edgar.com), Canetic’s website (www.canetictrust.com) or by contacting Canetic. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Canetic does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

NON-GAAP MEASURES

We use the term cash flow, which we define as net earnings before deducting non-cash expenses, to analyze operating performance and leverage.  Cash flow does not have a standardized measure prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other companies or trusts.

We use the term payout ratio, which we define as cash distributions to unitholders divided by cash flow.  Payout ratio does not have a standardized measure prescribed by GAAP and therefore may not be comparable with calculations of similar measures for other companies or trusts.

We use the term net debt, which we define as long-term debt and working capital, to analyze liquidity and capital resources.  Net debt does not have a standardized measure prescribed by GAAP and therefore may not be comparable with calculations of similar measures for other companies or trusts.

Where reserves or production are stated on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to a barrel of oil equivalent (boe) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe may be misleading, particularly if used in isolation.

Additional Information

Additional information regarding the Trust and its business operations, including the Trust's annual information form for the period ended December31, 2005, is available on the Trust's SEDAR company profile at www.sedar.com or the EDGAR company profile at www.edgar.com.

Consolidated Balance Sheets

	March 31	December 31
(unaudited) ($000s)	2006	2005

ASSETS
Current Assets
Accounts receivable	$ 257,764	$ 140,907
Prepaid expenses and deposits	22,212	11,630
	279,976	152,537
Property, plant and equipment, net	3,750,179	1,317,917
Goodwill	906,740	87,954
Deferred financing charges, net of amortization	505	689
Deferred costs	-	12,000
Total assets	$ 4,937,400	$ 1,571,097

LIABILITIES AND UNITHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$ 223,642	$ 157,368
Distributions payable	46,251	17,834
Financial derivative liability	49,514	22,965
	319,407	198,167
Bank debt	838,086	309,146
Convertible debentures	51,885	16,289
Financial derivative liability	35,065	8,763
Future income taxes	288,266	202,110
Asset retirement obligations	122,499	68,235
	1,655,208	802,710

Non-controlling interest	-	3,804

UNITHOLDERS' EQUITY
Capital	3,718,804	1,087,459
Convertible debentures	6,539	-
Contributed surplus	-	40,836
Accumulated earnings	221,064	161,869
Accumulated distributions	(664,215)	(525,581)
	3,282,192	764,583
Total liabilities and unitholders' equity	$ 4,937,400	$ 1,571,097

Consolidated Statements of Earnings and Accumulated Earnings

	Three Months Ended March 31
(unaudited) ($000s except per unit amounts)	2006	2005

REVENUE
Petroleum and natural gas sales	$ 350,346	$ 171,201
Royalty expense (net of Alberta Royalty Tax Credit)	(67,124)	(37,174)
	283,222	134,027
EXPENSES
Operating	55,565	30,040
Transportation	4,444	2,095
General and administrative	7,871	4,795
Interest	9,186	2,957
Interest on convertible debentures	660	1,554
Unit-based compensation	6,973	2,432
Depletion, depreciation and amortization	150,518	58,291
Accretion of asset retirement obligations	2,451	1,173
Realized loss on financial derivatives	8,029	11,100
Unrealized loss (gain) on financial derivatives	(4,934)	56,139
	240,763	170,576
Earnings (loss) before taxes	42,459	(36,549)
Provision for capital taxes	2,726	683
Provision for future income taxes (recovery)	(19,462)	(20,407)

NET EARNINGS (LOSS)	59,195	(16,825)

Accumulated earnings, beginning of period	161,869	96,021

Accumulated earnings, end of period	$ 221,064	$ 79,196

Net earnings (loss) per unit (2005 restated)
Basic	$ 0.29	$ (0.19)
Diluted	$ 0.29	$ (0.19)
Weighted average units outstanding (2005 restated)
Basic	200,705	87,392
Diluted	203,016	88,536

Consolidated Statements of Cash Flows
	Three Months Ended March 31
(unaudited) ($000s)	2006	2005

CASH FLOWS RELATED TO
THE FOLLOWING ACTIVITIES:

OPERATING ACTIVITIES
Net earnings (loss)	$ 59,195	$ (16,825)
Adjustments for:
Unit-based compensation	6,973	2,432
Depletion, depreciation and amortization	150,518	58,291
Accretion	2,451	1,173
Unrealized loss (gain) on financial derivatives	(4,934)	56,139
Provision for future income taxes (recovery)	(19,462)	(20,407)
Asset retirement costs incurred	(3,456)	(260)
Changes in non-cash operating working capital	(83,773)	(55,085)
	107,512	25,458

FINANCING ACTIVITIES
Proceeds from bank debt	90,548	50,955
Proceeds from issuance of units, net of issue costs	4,339	2,337
Distributions to unitholders	(132,879)	(50,677)
Changes in non-cash financing working capital	-	199
	(37,992)	2,814
	69,520	28,272

INVESTING ACTIVITIES
Disposition of petroleum and natural gas properties	-	1,833
Capital expenditures	(67,365)	(26,724)
Changes in non-cash investing working capital	(2,155)	(3,381)
Cash used in investing activities	(69,520)	(28,272)
Cash beginning and end of period	$ -	$ -

The Trust paid the following cash amounts:
Interest paid	$ 13,442	$ 4,992
Capital taxes paid	$ 6,446	$ -

For further information: Investor Relations, (403) 539-6300 or toll-free in North America 1-877-539-6300, infor@canetictrust.com, www.canetictrust.com;  To request a free copy of this organization’s annual report, please visit http://www.newswire.ca and click on Tools for Investors.